UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   -----------


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934





                       World Wrestling Entertainment, Inc.
        -----------------------------------------------------------------
                                (Name of Issuer)


                      Class A Common Stock, $.01 par value
        -----------------------------------------------------------------
                         (Title of Class of Securities)


                                    98156Q108
                              --------------------
                                 (CUSIP Number)


                                December 31, 1999
        ----------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)




Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         /   /    Rule 13d-1(b)
         /   /    Rule 13d-1(c)
         / x /    Rule 13d-1(d)

CUSIP No.

1)    NAME OF REPORTING PERSON                        Vincent K. McMahon
                                                      ------------------
      I.R.S. IDENTIFICATION NO. OF
      ABOVE PERSON (ENTITIES ONLY)

2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                               (a) [ x ]
                                                               (b) [   ]

3)    SEC USE ONLY

4)    CITIZENSHIP OR PLACE OF ORGANIZATION                 United States
                                                           -------------
NUMBER OF SHARES BENEFICIALLY OWNED BY
EACH REPORTING PERSON WITH:

      5)       SOLE VOTING POWER                           54,213,537
                                                           -------------

      6)       SHARED VOTING POWER                         -0-
                                                           -------------

      7)       SOLE DISPOSITIVE POWER                      54,213,537
                                                           -------------

      8)       SHARED DISPOSITIVE POWER                    -0-
                                                           -------------

9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
      BY EACH REPORTING PERSON                             54,213,537
                                                           -------------

10)   CHECK BOX IF THE AGGREGATE AMOUNT
      IN ROW (11) EXCLUDES CERTAIN SHARES*                 [    ]

11)   PERCENT OF CLASS REPRESENTED BY
      AMOUNT IN ROW (11)                                   77%
                                                           --------

14)   TYPE OF REPORTING PERSON*                            IN




                                Page 2 of 6 Pages

Explanatory Note: This Schedule 13G relates to the 54,213,537 shares of the Class B Common Stock, $.01 par value per share (the "Class B Common Stock"), of World Wrestling Entertainment, Inc. (the "Company") beneficially owned by Vincent K. McMahon, of which 43,582,596 shares are held directly by Mr. McMahon and 10,630,941 shares are held indirectly by Mr. McMahon and directly by the Vincent K. McMahon Irrevocable Deed of Trust, dated June 30, 1999 (the "Trust"), for which Mr. McMahon serves as trustee. The Class A Common Stock and Class B Common Stock are entitled to equal per share dividends and distributions and vote together as a class, with each share of Class B Common Stock entitled to ten votes and each share of Class A Common Stock entitled to one vote, except when separate class voting is required by applicable law. Shares of Class B Common Stock may be converted at any time by the holders thereof on a one-to-one basis to shares of the Company's Class A Common Stock, par value $.01 per share (the "Class A Common Stock"), and convert automatically on the same basis to shares of Class A Common Stock in the event of their transfer to any person other than Mr. McMahon, Linda E. McMahon, any descendent of either of them, any entity which is wholly-owned and controlled by any combination of such persons or any trust all of the beneficiaries of which are any combination of such persons. As disclosed in the Company's Registration Statement on Form S-1 filed by the Company in connection with the initial public offering of the Class A Common Stock in October 1999 (the "IPO"), at the time of the IPO, Mr. McMahon was the beneficial owner of 56,100,330 shares of Class B Common Stock, of which 39,100,230 shares were held directly by Mr. McMahon and 17,000,100 shares were held indirectly by Mr. McMahon and directly by the Trust. Since the time of the IPO, a total of 4,482,366 shares of Class B Common Stock previously held by the Trust have been distributed to Mr. McMahon pursuant to the terms of the Trust and, as a consequence, are now directly held by Mr. McMahon as Class B Common Stock. In addition, in a private transaction in September 2001, the Trust sold 1,886,793 shares of the Class B Common Stock held by it to a third party, which now holds those shares as Class A Common Stock. These transactions have been previously disclosed as required in the Company's periodic reports, annual proxy statements and other filings under the Securities Exchange Act of 1934, as amended. Mr. McMahon beneficially owns 99% of the issued and outstanding shares of Class B Common Stock and, assuming the conversion of those shares as of the date hereof, would hold 77% of the issued and outstanding shares of Class A Common Stock. The numbers of shares reported herein as beneficially owned by Mr. McMahon exclude certain shares beneficially owned by Mrs. McMahon, including 566,670 shares of Class B Common Stock and 100 shares of Class A Common Stock.

Item 1.

      (a)   Name of Issuer:

            World Wrestling Entertainment, Inc.
            -------------------------------------------------------

      (b)   Address of Issuer's Principal Executive Offices:

            1241 East Main Street
            Stamford, CT 06902



                               Page 3 of 6 Pages

Item 2.

      (a)   Name of Person Filing:

            Vincent K. McMahon
            -------------------------------------------------------

      (b)   Address of Principal Business Office or, if none, Residence:

            c/o World Wrestling Entertainment, Inc.
            1241 East Main Street
            Stamford, CT 06902
            -------------------------------------------------------

      (c)   Citizenship:

            United States
            -------------------------------------------------------

      (d)   Title of Class of Securities:

            Common Stock, $.01 par value
            -------------------------------------------------------

      (e)   CUSIP Number:

            98156Q108
            -------------------------------------------------------

Item 3.     If This Statement is Filed  Pursuant  to Sections  240.13d-1(b),  or
            240.13d-2(b)  or  (c),  Check   Whether  the  Person  Filing  is  a:
            Inapplicable.

      (a)   /  / Broker or dealer registered under Section 15 of the Act
                 (15 U.S.C. 78o);

      (b)   /  / Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

      (c)   /  / Insurance company as defined in Section 3(a)(19) of the Act
                 (15 U.S.C. 78c);

      (d)   /  / Investment company registered under Section 8 of the Investment
                 Company Act of 1940 (15 U.S.C. 80a-8);

      (e)   /  / An investment adviser in accordance  with  Section 240.13d-1(b)
                 (l)(ii)(E);


                               Page 4 of 6 Pages

      (f)   /  / An employee  benefit plan or endowment  fund in accordance with
                 Section 240.13d-1(b)(1)(ii)(F);

      (g)   /  / A parent  holding  company or control person in accordance with
                 Section 240.13d-1(b)(1)(ii)(G);

      (h)   /  / A savings association as defined in Section 3(b) of the Federal
                 Deposit Insurance Act (12 U.S.C. 1813);

      (i)   /  / A church  plan  that  is  excluded  from  the  definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

      (j)   /  / Group, in accordance with Section 240.13d-1((b)(l)(ii)(J).

Item 4.  Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

          (a)  Amount beneficially owned:                           54,213,537

          (b)  Percent of class:                                    77%

          (c)  Number of shares as to which such person has:

               (i)   Sole power to vote or to direct the vote       54,213,537

               (ii)  Shared power to vote or to direct the vote     -0-

               (iii) Sole power to dispose or to direct the
                     disposition of                                 54,213,537

               (iv)  Shared power to dispose or to direct the
                     disposition of                                 -0-

Item 5.  Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that, as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Inapplicable.


                               Page 5 of 6 Pages

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

         Inapplicable.

Item 8.  Identification and Classification of Members of the Group.

         Inapplicable.

Item 9.  Notice of Dissolution of Group.

         Inapplicable.

Item 10. Certifications.

     By signing below, I certify that to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                May 15, 2003
                                                --------------------------
                                                Date

                                                /s/:  Vincent K. McMahon
                                                --------------------------
                                                Vincent K. McMahon










                               Page 6 of 6 Pages